UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 10

Under the Securities Exchange Act of 1934

WESTMOUNTAIN GOLD, INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 per share
(Title of Class of Securities)

96110W203
(CUSIP Number)

Joseph Zimlich, 262 East Mountain Avenue, Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96110W203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BOCO Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,691,034

	8.	Shared Voting Power --

	9.	Sole Dispositive Power 48,691,034

	10.	Shared Dispositive Power --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,691,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.2%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 96110W203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WestMountain Prime, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,691,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.2%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 96110W203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pat Stryker Living Trust, dated October 14, 1976

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 49,691,034

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 49,691,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,691,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.2%

14.	Type of Reporting Person (See Instructions) OO -- Trust

CUSIP No. 96110W203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pat Stryker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 48,691,034

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 48,691,034

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,691,034

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.2%

14.	Type of Reporting Person (See Instructions) IN

The percentage calculations in the foregoing cover pages and as set forth below are based on the total securities of the issuer, on a fully diluted basis, of 133,387,361 as reported by WestMountain Gold, Inc. for the period ended April 30, 2016 and including giving effect to the issuance of 12,000,000 common shares pursuant to the transaction in June, 2016, issuance of 39,000,000 warrants pursuant to the transaction in June, 2016, issuance of 1,816,296 common shares for the conversion of principle and accrued interest on outstanding Notes, and an additional 201,666 common shares issued as a dividend from the Series A preferred, for the preceding semi-annual payments.

Item 1.  Security and Issuer.
Title and Class of Equity Securities:	Common Stock, par value $.001 per share of WestMountain Index Advisor, Inc., a Colorado corporation (the “Company”)

Address of Issuer:	120 E Lake St., Ste. 401 Sandpoint, Idaho 83864

Item 2.  Identity and Background.

The persons filing this statement (collectively, the “Reporting Persons”) are:

    (a)        BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);

    (b)       WestMountain Prime, LLC, a Colorado limited liability company (“WMP”)

    (c)        Pat Stryker Living Trust, dated October 14, 1976, as amended; and

    (d)         Pat Stryker, a Colorado resident.

        BOCO and WMP are Colorado limited liability companies. The principal business of BOCO and WMP is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO and WMP is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.
The business address of each of the Reporting Persons is 262 East Mountain Ave., Fort Collins, Colorado 80524.
During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Form is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by the parties listed above.

Item 3.  Source and Amount of Funds or Other Consideration.

In August, 2010, the Company borrowed $100,000 from BOCO and issued BOCO a convertible promissory note evidencing the debt.  In December, 2010, the Company borrowed $400,000 from BOCO and issued BOCO a convertible promissory note evidencing the debt. On or about February 18, 2011, BOCO was issued 1,000,000 shares of Company Common Stock in connection with conversion of the entire principal amount of the note plus unpaid interest at $0.50 per share.

On or about February 18, 2011, pursuant to a Subscription Agreement with the Company, BOCO purchased 100,000 shares of Common Stock of the Company for cash at a price of $0.50 per share.

On or about April 22, 2011, the Company issued warrants to purchase 1,100,000 common shares at $0.75 per share. There are no registration requirements.  As part of a Loan and Note Modification Agreement, 1,000,000 of the previously stated warrants were re-priced to $0.01 and the expiration date was extended to April 21, 2019; and warrants in the amount of 22,000 were re-priced to $0.01 and extended to April 22, 2019.  In conjunction with the May 2015 Loan and Note Modification Agreement the warrants in the amount of 1,022,000 were executed at $0.01.

On or about June 17, 2011, BOCO exercised 1,000,000 warrants to purchase Common Stock at a price of $0.001 per share and received 1,000,000 common shares.  In conjunction with the May 2015 Loan and Note Modification Agreement the warrants were executed at $0.01.

On or about November 15, 2011, the Company issued warrants to purchase 200,000 common shares at $4.00 per shares. These warrants expire November 15, 2021. There are no registration requirements.  As part of a Loan and Note Modification Agreement, the warrants have been re-priced to $0.01 and the expiration date extended to November 15, 2026.  In conjunction with the May 2015 Loan and Note Modification Agreement the warrants were executed at $0.01.

On or about December 14, 2011, the Reporting Person transferred 78,000 warrants.

On or about September 17, 2012, the Company and BOCO entered into an Amended and Restated Revolving Credit Loan and Security Agreement and the Company issued an Amended and Restated Secured Convertible Promissory Note ("Convertible Note") for the benefit of BOCO in the original principal amount of $1,853,965.  The maturity date of the Convertible Note was July 31, 2013. Under the terms of the Convertible Note, BOCO has the option to convert any and all outstanding principal, accrued unpaid interest and all amounts payable under the Note into common shares at a price per share equal to the lesser of (a) $3.00 or (b) an amount equal to the lowest price at which common shares in the Company are issued in any round of financing commencing after the date of the Note.  On December 31, 2014 principal and interest totaled $2,553,280.  The Conversion Rate is subject to adjustment based on subsequent Company financings and, at present, equals $0.45 per share of the Company's Common Stock.  In conjunction with the May 2015 Loan and Note Modification Agreement the accrued interest as of May 15, 2015 ($824,470) was converted into common shares at a price per share of $0.12.  The maturity of the principal amount ($1,853,965) of the Convertible Notes was extended to November 15, 2017 and have an annual interest rate of 8%.

On or about October 1, 2012, the Company issued a warrant to BOCO to purchase 1,250,000 common shares at $0.25 per share and a warrant to purchase 1,852,115 common shares at $1.50 per share; provided, however, that if the Company sells an equity offering at a lower price during the period ended July 31, 2013, the $1.50 per share exercise price of the warrants will be adjusted to the price of such equity offering. There are no registration requirements.  On April 23, 2014, as consideration for a Loan and Note Modification Agreement, the warrant in the amount 1,250,000 common shares was extended by five years to September 30, 2022.  Also as part of the Loan and Note Modification Agreement the warrant in the amount of 1,852,115 common shares was extended to September 30, 2022 at a reduced amount of 1,136,615 common shares, a reduction of 715,500.  A new warrant was issued in the amount of 715,500 common shares at $0.01 and expires on April 22, 2019.  In conjunction with the May 2015 Loan and Note Modification Agreement the warrants in the amount of 1,136,615 were executed at $0.05 and warrants in the amount of 715,500 were executed at $0.01.

On or about October 4, 2012, BOCO purchased 5,000 common shares at $0.97 per share and 10,000 common shares at $1.00 per share in open market transactions.

On or about May 7, 2013, the Company issued to BOCO a warrant to purchase 1,250,000 shares of Common Stock at an exercise price that is the lesser of $0.75 per share or a price per share equal to eighty percent (80%) of the lowest price at which a common share in the Company has been issued in any round of financing commenced or closed after the date of these warrants and prior to BOCO's exercise of its rights under these warrants.  If certain Notes held by BOCO are in default, the conversion price is reduced to the lesser of $0.10 or the lowest price at which a common share in the Company has been issued in any round of financing commenced or closed after the date of these warrants and prior to BOCO's exercise of its rights under these warrants.  The warrants expire May 17, 2018. There are no registration requirements.  As part of a Loan and Note Modification Agreement the expiration date of these warrants has been extended to May 07, 2023.  In conjunction with the May 2015 Loan and Note Modification Agreement the warrants were executed at $0.05.

On or about June 26, 2013, the Company issued to BOCO a warrant to purchase 1,250,000 shares of Common Stock at an exercise price that is the lesser of $0.75 per share or a price per share equal to eighty percent (80%) of the lowest price at which a common share in the Company has been issued in any round of financing commenced or closed after the date of these warrants and prior to BOCO's exercise of its rights under these warrants.  If certain Notes held by BOCO are in default, the conversion price is reduced to the lesser of $0.10 or the lowest price at which a common share in the Company has been issued in any round of financing commenced or closed after the date of these warrants and prior to BOCO's exercise of its rights under these warrants.  The warrants expire June 26, 2018. There are no registration requirements.  As part of a Loan and Note Modification Agreement the expiration date of these warrants has been extended to June 26, 2023.  In conjunction with the May 2015 Loan and Note Modification Agreement the warrants were executed at $0.05.

On or about August 1, 2013, BOCO purchased 5,000 shares of Series A Convertible Preferred Stock ("Series A Stock") and the Company issued BOCO a warrant to purchase 62,500 common shares at $1.50 per share.  With respect to the Series A Stock, the Company has the right, but not the obligation, to require all holders to convert their shares at the then effective Conversion Price or to redeem the shares at the Redemption Price following the fifth anniversary of issuance.  Each Series A Convertible Preferred share is convertible into 50 shares of the Company's Common Stock at $1.00 per share (subject to adjustment).  The warrants are exercisable at $1.50 per share for three years.  The warrants have a provision for cashless exercise and piggyback registration rights.  As part of a Loan and Note Modification Agreement these warrants have been re-priced to $0.01 and the exercise price has been extended to August 1, 2021.  In conjunction with the May 2015 Loan and Note Modification Agreement the warrants were executed at $0.01.

On or about April 15, 2014, the Company issued BOCO 28,409 common shares as a Series A Convertible Preferred dividend.

On or about September 24, 2014, common stock in the amount of 742,500, which was pledged by individuals as collateral for a loan made by the Reporting Person to another entity, was transferred to the Reporting Person in conjunction with the satisfaction of the loan.

On or about March 2, 2015, the Company issued BOCO 39,675 common shares a Series A Convertible Preferred dividend.

On or about May 15, 2015, the Company and BOCO entered into a Loan and Note Modification Agreement.  Under the terms of the Loan and Note Modification Agreement, the Reporting Person converting all outstanding accrued interest in the amount of $1,852,115 into common shares at a price per share of $0.12.  Also, the Agreement the Reporting Person converted two Promissory Notes with a combined principal value of $300,000 into common shares at a price per share of $0.12.

On or about February 09, 2016, the Company issued BOCO 125,000 common shares a Series A Convertible Preferred dividend.

On or about February 23, 2016, the Company issued BOCO 160,256 common shares a Series A Convertible Preferred dividend.

On or about June 22, 2016, the Company and BOCO entered into a Loan and Note Modification Agreement.  Under the terms of the Loan and Note Modification Agreement, BOCO waived all outstanding accrued default interest, modified the interest rates of certain outstanding notes, and extended the maturity dates of certain outstanding notes. Also, BOCO converted two Promissory Notes with a combined principal value of $200,000 and unfixed conversion price into common shares at a price per share of $0.12.
On or about November 10th, 2016, the Company issued BOCO 83,333 common shares as a Series A Convertible Preferred dividend.
Item 4.   Purpose of the Transaction.
The Reporting Persons hold the shares of Company Common Stock for investment. The Reporting Persons may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of the warrants they hold as described in Item 3 above.  In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions.  Except as set above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.

As of November 10th, 2016, based upon information disclosed by the Company and after giving effect to the issuance of 12,000,000 common shares pursuant to the transaction in June, 2016, issuance of 39,000,000 warrants pursuant to the transaction in June 2016, issuance of 1,816,296 common shares for the conversion of principle and accrued interest on outstanding Notes, and an additional 201,666 common shares issued as a dividend from the Series A preferred, for the preceding semi-annual payments. there were 133,387,361 shares of Common Stock outstanding, on a fully diluted basis.  In connection with the transactions described in Item 3, the Reporting Persons interest in the Common Stock of the Company is as follows:

(a)
BOCO directly owns 33,256,742 common shares and the right to acquire an additional 15,434,292 common shares. The Reporting Persons beneficially own approximately 54.2% of the Company's outstanding securities on a fully diluted basis.

(b)
WMP directly owns 1,000,000 shares of Company Common Stock, or approximately 1.1% of the issued and outstanding securities of the Company on a fully diluted basis. WMP was formerly a part of WestMountain Purple, LLC, which owned 2,012,500 shares but has distributed its shares to members of the limited liability company, leaving WMP with 1,000,000 shares.

(c)
BOCO owns approximately 100.0% of WMP, and indirectly owns approximately 90% of WestMountain Asset Management, Inc., now known as WestMountain Company, a publicly reporting company under the Securities Exchange Act of 1934.  WestMountain Company owns 918,000 shares of the Company's Common Stock.  While the Reporting Persons may be deemed to beneficially own some or all of the shares owned by WestMountain Company, the Reporting Persons disclaim beneficial ownership in any such shares.

(d)
The controlling member of BOCO and WMP is the Pat Stryker Living Trust, dated October 14, 1976, as amended.  Thus, the Reporting Persons beneficially own 49,691,034 shares of Company Common Stock representing total beneficial ownership of approximately 54.2% of the Company's outstanding securities on a fully-diluted basis.  However, as noted in (c) above, the Reporting Persons disclaims beneficial ownership as to the shares held by WestMountain Company.

Item 6.  Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

None.

Item 7. Exhibits

Signatures:

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct, dated June 28, 2016.

BOCO INVESTMENTS, LLC

By:Bohemian Asset Management, Inc. its Manager

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

WESTMOUNTAIN PRIME, LLC

By:  BOCO Investments, LLC, its Sole Member

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

PAT STRYKER LIVING TRUST

 /s/ Pat Stryker
Pat Stryker, Trustee

 /s/ Pat Stryker
Pat Stryker, Individually